UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024 (Report No. 4)

Commission File Number: 001-41339

Swvl Holdings Corp

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Interim Financial Statements

This Report of Foreign Private Issuer on Form 6-K consists of Swvl Holdings Corp (“Swvl”): (i) Unaudited Interim Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2024, which are attached hereto as Exhibit 99.1; and (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operation as of and for the six months ended June 30, 2024, which is attached hereto as Exhibit 99.2

Nasdaq Continued Listing Requirements

Pursuant to Nasdaq Listing Rule 5550(b), Nasdaq requires that all listed issuers maintain a minimum $2,500,000 stockholders’ equity requirement for continued listing. As reported in Swvl’s interim financials, Swvl’s stockholders’ equity as and for the six months ended June 30, 2024 was negative $2.13 million.

Since the interim period ended June 30, 2024, Swvl has undertaken a number of actions which have increased its stockholders’ equity, including, among other actions, the sale of securities for approximately $4.7 million in net proceeds. As a result, Swvl believes that, as of the date of this report, it satisfies the stockholders’ equity requirement of at least $2.5 million pursuant to Nasdaq Listing Rule 5550(b)(1) for continued listing on the Nasdaq Capital Market.

This Report of Foreign Private Issuer on Form 6-K (“Report”) is incorporated by reference into Swvl’s Registration Statement on Form F-3 (Registration No. 333-279918) and Form S-8 (Registration No. 333-265464) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Swvl’s Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024.
99.2	Swvl’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2024.
101

The following financial information from the Registrant’s Interim Condensed Financial Statements as of June 30, 2024, formatted in XBRL (eXtensible Business Reporting Language): (i) Interim Condensed Statements of Financial Position, (ii) Interim Condensed Statements of Comprehensive Loss, (iii) Interim Condensed Statements of Changes in Shareholders’ Equity; (iv) Interim Condensed Statements of Cash Flows, and (v) Notes to the Unaudited Interim Condensed Financial Statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWVL HOLDINGS CORP

Date: December 31, 2024	By:	/s/ Mostafa Kandil
	Name:	Mostafa Kandil
	Title:	Chief Executive Officer